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                                                                     EXHIBIT 1

         CITY NATIONAL EXTENDS GROWTH STRATEGY TO NORTHERN CALIFORNIA

  City National Corporation (NYSE: CYN), parent company of City National Bank, and The Pacific Bank (NASDAQ: PBSF) today announced a definitive agreement for the acquisition of $728 million-asset The Pacific Bank

NEWS RELEASE

Contacts:
Financial/Investors
Frank Pekny (City National) 310/888-6700
Ian Campbell (Abernathy MacGregor Frank) 213/630-6550
Steve Bruce (Abernathy MacGregor Frank) 212/371-5999
John Halicky (The Pacific Bank) 415/576-2763 (media also)

Media
Jim Dunnigan (City National) 310/888-6636
Denis Wolcott (Stoorza, Ziegaus & Metzger) 213/891-2822


FOR IMMEDIATE RELEASE
CITY NATIONAL TO ACQUIRE
SAN FRANCISCO-HEADQUARTERED THE PACIFIC BANK

City National Extends Growth Strategy

To Northern California

LOS ANGELES, September 22, 1999 -- City National Corporation (NYSE: CYN), parent company of City National Bank, and The Pacific Bank (NASDAQ: PBSF) today announced a definitive agreement for the acquisition of $728 million-asset The Pacific Bank by City National in an approximately 50 percent common stock, 50 percent cash transaction valued at $153 million. The combination of these two private and business banks marks City National's strategic expansion into Northern California and will bring its total pro forma assets to $7.5 billion, based on June 30, 1999 totals.

Under the terms of the agreement, City National will acquire The Pacific Bank for $29.00 for each of the 5.0 million shares of The Pacific Bank common stock outstanding. This represents a multiple of 19.9 times The Pacific Bank's adjusted trailing twelve months earnings and 2.2 times The Pacific Bank's tangible book value at June 30, 1999. The acquisition will be accounted for as a purchase. Assuming the transaction closes in the first quarter of 2000, it is expected to be accretive to both GAAP and cash earnings in the year 2000.

"This combination marks our entry into the robust Bay Area economy, provides an excellent platform for our future growth in Northern California and is a logical extension of our proven formula of delivering premier private and business banking to a very compelling community and customer base," said City National Chairman and CEO Russell Goldsmith. "This is the right opportunity in the right place at the right time with the right partner."

Mr. Goldsmith noted that City National and The Pacific Bank share a similar focus on delivering superior relationship banking to entrepreneurs, professionals and small- to mid-size businesses, who will benefit from City National's expertise in key industries that drive economic growth in both Northern and Southern California. These include international trade, technology, real estate, media and entertainment. Moreover, the $1.0 billion in assets under custody or management in The Pacific Bank's trust division will be an excellent fit with City National's $13 billion trust and investment management division.

"This acquisition will deliver significant benefits to The Pacific Bank's shareholders, employees, customers, and the communities we serve," said Michael Tun Zan, President and Chief Executive Officer of The Pacific

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Bank. "City National will provide us with enhanced banking and lending capabilities, a broader array of financial products and services, and a long-standing tradition of community involvement - all of which will help our combined companies realize the full potential of The Pacific Bank."

When the merger occurs, Mr. Tun Zan will join City National as its senior banking executive for Northern California. He also will chair a San Francisco Board of Advisors to be formed by City National, which will consist of key leaders from the Bay Area.

"We're extremely pleased that Michael has committed to help lead our entry into Northern California, and we fully expect that most of the other key members of The Pacific Bank team will continue in key roles in the combined bank," said Mr. Goldsmith.

While City National said it anticipates that it will invest considerable resources into growth in Northern California, the combination also will result in significant cost savings as a result of duplicate corporate and administrative operations, as well as significant branch consolidations in Southern California.

The transaction is tax deferred to The Pacific Bank shareholders on its common stock component and is conditioned upon the approval of regulatory authorities and the shareholders of The Pacific Bank. The Pacific Bank's shareholders will receive -- at their election -- cash, common stock or a combination thereof valued at $29.00 per share provided that the 20-day average closing City National Corporation stock price three days prior to closing is between $28.05 and $37.95 per share, with a minimum of at least 47 percent and a maximum of 52.5 percent in common stock. City National Corporation will use previously repurchased shares for most of the stock portion of the transaction. In addition, City National has received an option to purchase 19.9 percent of The Pacific Bank's common stock.

The Pacific Bank, founded in 1983, has 292 employees and 12 offices in San Francisco, Burlingame, Sacramento, Los Angeles, Hong Kong and the Cayman Islands. It provides full banking services to middle market businesses, professional service firms and individuals, as well as international banking services.

City National Corporation is a publicly owned corporation with $6.7 billion in assets whose stock is traded on the New York Stock Exchange under the symbol "CYN." The company's wholly owned subsidiary, City National Bank, is Southern California's premier business and private bank, as well as the largest independent bank headquartered in Southern California. City National Bank has 48 offices throughout Los Angeles, Orange, Riverside, San Diego, San Bernardino and Ventura counties. City National Investments manages or administers over $13 billion in trust and investment assets.

For more information about City National, call the Fax-On-Demand Information Service at 1-800-873-5293, or visit City National's Web site at www.cnb.com.

The company wishes to take advantage of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995 as to "forward-looking" statements in this release which are not historical facts. The reader's attention is drawn to City National Corporation's Annual Report on Form 10-K for the year ended December 31, 1998, particularly the section entitled "Cautionary Statement for Purposes of the `Safe-Harbor' Provisions of the Private Securities Litigation Reform Act of 1995" for a discussion of factors which could affect the Corporation's business and cause actual results to differ materially from those expressed in any forward looking statement made in this release.